Exhibit 99.1

Primech Holdings Signs Strategic MOU with GAIB to Unlock First-of-its-kind ARaaS Revenue Models Through Tokenization

SINGAPORE, October 16, 2025 – Primech Holdings Ltd. (“Primech” or the “Company”), a leader in AI-powered hygienic robotics, today announced the signing of a strategic Memorandum of Understanding with GAIB, the economic layer for AI infrastructure. The partnership establishes a framework to tokenize Primech’s HYTRON autonomous cleaning robots and enable next-generation AI Robotics-as-a-Service (ARaaS) business models that open new capital pathways and expand profitability potential.

Under the MOU, GAIB will develop comprehensive protocols to tokenize HYTRON as digital assets, enabling fractional ownership and creating liquid secondary markets for robot investments. The collaboration introduces revolutionary capital solutions by leveraging tokenized assets as collateral for onchain credit facilities, while establishing next-generation ARaaS frameworks that enable automated usage-based payments and continuous revenue generation from robot operations. This tokenization approach transforms traditional robot sales into recurring revenue streams while providing global investors access to AI robotics investments through crypto markets.

The strategic collaboration directly addresses Primech’s capital deployment constraints by unlocking rapid scaling of HYTRON without conventional financing limitations. Asset tokenization creates liquidity premiums for previously illiquid physical equipment, expanding the potential investor base from individual purchasers to thousands of token holders per robotic unit. The blockchain-based infrastructure facilitates international market expansion across multiple networks, enabling Primech to secure global financing and implement transparent, automated payment systems that enhance operational efficiency and reduce transaction costs.

“The partnership with GAIB represents a fundamental breakthrough in realizing the full profit potential of our HYTRON technology,” said Ken Ho, Chairman and CEO of Primech Holdings. “By tokenizing our AI robots, we’re transforming how the robotics industry accesses capital and generates value. Instead of being bounded by traditional financing models, we can now offer fractional robotic ownership to global investors while creating continuous ARaaS revenue streams that multiply the profitability of each HYTRON unit. This alliance positions us to unlock the true economic potential of autonomous hygiene solutions while pioneering new business frameworks that will define the future of AI robotics commercialization.”

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

About GAIB

GAIB is the economic layer for AI infrastructure, bringing compute and robotic economies onchain. By tokenizing enterprise-grade GPUs and robotics assets with their underlying operational values, GAIB provides capital access for AI infrastructure operators and transparent exposure for participants. Through AID, its AI-backed synthetic dollar, users can engage in the digital AI economy and earn ecosystem rewards via sAID staking. GAIB connects AI infrastructure with decentralized finance—unlocking new opportunities where technology meets capital. For more information, visit www.gaib.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com